Exhibit 13.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the
"Company") for the fiscal year ended June 30, 2005, as filed with the Securities and
Exchange Commission on the date hereof (the "Report"), Mark Michael Wellesley-Wood, as
Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:
(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
/s/Mark Michael Wellesley-Wood
By:
Mark Michael Wellesley-Wood
Title:     Chief Executive Officer
Date:      December 15, 2005

Exhibit 13.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the
"Company") for the fiscal year ended June 30, 2005, as filed with the Securities and
Exchange Commission on the date hereof (the "Report"), John William Cornelius Sayers, as
Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:
(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/John William Cornelius Sayers
By:
John William Cornelius Sayers
Title:     Chief Financial Officer
Date:     December 15, 2005